                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of  August, 2000
                                         --------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  DEALINGS BY DIRECTORS'
                                ----------------------

AMVESCAP PLC
320952
IMMEDIATE RELEASE  9 AUGUST 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652



       Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS


1)    NAME OF COMPANY                          2)  NAME OF DIRECTOR

      AMVESCAP PLC                                 JOSEPH R. CANION
 ..............................................................................
3)    Please state whether                     4)  Name of the registered
      notification indicates                       holder(s) and, if more
      that it is in respect                        than one holder, the
      of holding of the                            number of shares held
      Director named in 2                          by each of them. (If
      above or holding of                          notified).
      that person's spouse
      or children under the
      age of 18 or in respect
      of a non-beneficial interest.

      NOTIFICATION IS IN RESPECT
      OF THE DIRECTOR NAMED IN 2                   -
      ABOVE.
 ..............................................................................
5)    Please state whether notification        6)  Please state the nature
      relates to a person(s) connected             of the transaction and
      with the Director named                      the nature and extent of
      in 2 above and identify                      the directors interest
      the connected person(s).                     in the transaction.

      AS 3 ABOVE                                   EXERCISE OF OPTIONS AND
                                                   SALE OF SHARES
 ..............................................................................
7)    Number of shares/amount                  8)  (0.06%)
      of stock purchased                           of issued Class

           386,038
 ..............................................................................
9)    Number of shares/amount                  10) (0.06%)
      of stock disposed                            of issued Class

           386,038
 ..............................................................................

11)   Class of security                        12) Price per share

      ORDINARY SHARES                              EXERCISE OF OPTIONS 289,577
                                                   @ 25P AND 96,461 @ US$0.859
                                                   SHARES SOLD @ (pound
                                                   sterling)11.941608
 ..............................................................................
13)   Date of transaction                      14) Date company informed

      9 AUGUST 2000                                9 AUGUST 2000
 ..............................................................................
15)   Total holding following                  16) Total percentage
      this notification                            holding of issued
                                                   class following this
                                                   notification

      74,408                                       0.11%
 ..............................................................................
         IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                     COMPLETE THE FOLLOWING BOXES
 ..............................................................................
17)   Date of grant                            18) Period during which
                                                   or date on which
                                                   exercisable

          -                                                -
 ..............................................................................
19)   Total amount paid (if any)               20) Description of shares or
      for grant of the option                      debentures involved:
                                                   class, number

          -                                                -
 ..............................................................................
21)   Exercise price (if fixed                 22) Total number of shares
      at time of grant) or                         or debentures over which
      indication that price is                     options held following
      to be fixed at time of                       this notification
      exercise

          -                                                -
 ..............................................................................
23)   Any additional information               24) Name of contact and
                                                   telephone number for
                                                   queries

          -                                        ANGELA TULLY
                                                   020 7454 3652
 ..............................................................................
25)   Name and signature of                        ANGELA TULLY
      authorised company                           AMVESCAP PLC
      official responsible                         ASSISTANT COMPANY
      for making this                              SECRETARY
      notification

      Date of Notification   9 AUGUST 2000
 ..............................................................................

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 9 August, 2000                        By /s/ ANGELA TULLY
     -------------                           -----------------------
                                                 (Signature)

                                                Angela Tully
                                                Assistant Company Secretary